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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the year ended December 31, 2000 or

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to .

Commission file number 1-4837

Tektronix, Inc. 401(k) Plan
 (Full title of Plan)

TEKTRONIX, INC.
14200 SW Karl Braun Drive
Beaverton, Oregon 97077

(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

Tektronix, Inc.
Tektronix 401(k) Plan
December 31, 2000 and 1999

INDEX

Page
Independent Auditors' Report	1
Financial Statements
Statements of Net Assets Available for Benefits for Years ended December 31, 2000 and 1999	2
Statements of Changes in Net Assets Available for Benefits for Years Ended December 31, 2000 and 1999	3
Notes to Financial Statements	4-9
Signature	10
Exhibit 23, Independent Auditors' Consent

INDEPENDENT AUDITORS' REPORT

Investment and Administrative Committee
Tektronix 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Tektronix 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

June 13, 2001

TEKTRONIX 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2000 AND 1999 (In Thousands)
	2000	1999
ASSETS:
Investment in Tektronix Master Retirement Trust (Note 3)	$781,459	$1,001,442
Employer contributions receivable	340	892
Employee contributions receivable	450	1,020

Total assets	782,249	1,003,354
LIABILITIES - Transfer payable (Note 8)	—	48,619

NET ASSETS AVAILABLE FOR BENEFITS	$782,249	$954,735

See notes to financial statements.

TEKTRONIX 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2000 AND 1999 (In Thousands)
	2000	1999
NET INVESTMENT INCOME FROM TEKTRONIX MASTER RETIREMENT TRUST (Note 3)	$36,904	$173,295
CONTRIBUTIONS:
Employer	9,868	17,645
Employee	16,177	26,196
BENEFIT PAYMENTS	(101,590)	(109,502)

NET INCREASE (DECREASE)	(38,641)	107,634
TRANSFER OF ASSETS (Note 8):
CPID	(126,314)	—
VND	—	(48,619)
Other	(7,531)	(850)
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	954,735	896,570

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$782,249	$954,735

See notes to financial statements.

TEKTRONIX 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2000 AND 1999
1.	DESCRIPTION OF THE PLAN

The following brief description of the Tektronix 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information regarding amount and type of benefits, vesting, and other provisions of the Plan.

General - The Plan is a defined contribution plan covering all regular employees of a participating Tektronix, Inc. company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions - Participants can elect to have Tektronix, Inc. contribute from 1% to 19% of their eligible pay to the Plan. Tektronix, Inc. makes a basic contribution of 2% of eligible pay for all participants each year to the Tektronix Stock Fund plus a matching contribution of 100% of the first 4% of elective contributions which is allocated according to the participant's allocation election. All employees eligible to participate in the Plan receive the basic 2% contribution regardless of their election to contribute to the Plan. Contributions are subject to certain limitations.

Participant Accounts - Each participant account is credited with contributions and an allocation of the Plan's earnings. Contributions are allocated based on the participant's election and earnings are allocated based on participant account balances. The Plan allows for loans to active participants on such terms as the Investment and Administrative Committee approves. Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, 50% of their account balance in all funds, or 100% of the cash account balances in all funds excluding the Tektronix Stock Fund. The loans are secured by the balance in the participant's account and bear interest at rates that range from 7.0% to 10.8%, which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through biweekly payroll deductions. Loan terms cannot exceed five years.

Vesting and Benefits - Participants are immediately 100% vested in all contributions to the Plan and are eligible to receive benefits upon termination, retirement, or disability. Benefits can be received by electing a lump-sum settlement, installment payments, annuity contracts, or a combination thereof. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The Plan's financial statements are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein as well as disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expense - Certain expenses for administration and servicing of the Plan, including facilities, equipment and supplies, and payroll expenses of administrative and clerical personnel, are provided by Tektronix, Inc. without charge to the Plan. Tektronix, Inc. also pays certain professional fees related to the Plan.

Income Tax Status - The Plan obtained its latest determination letter dated May 1999, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC.
Withdrawals - Payments to participants are recorded when paid.
3.	INVESTMENT IN TEKTRONIX MASTER RETIREMENT TRUST

All of the Plan's investment assets are held in the Tektronix Master Retirement Trust (the "Trust"), which is a master trust established by Tektronix, Inc. Use of the Trust permits the commingling of assets, for investment and administrative purposes, of two retirement plans of Tektronix, Inc. and its subsidiaries. The majority of the Trust assets are investments of both underlying plans, and the remaining Trust assets are investments of only one or the other plan. The net earnings on assets that are investments of both plans are allocated to the plans based on each plan's share of such net assets in the Trust. For assets that are not investments held by both plans, net earnings are allocated entirely to the plan to which the specific investment relates. The following plans participate in the Trust:
Tektronix 401(k) Plan Tektronix Cash Balance Plan

For investment purposes, the assets of the Trust are divided among nine different funds. The first six of these funds are the investment options in which Plan participants can choose to invest their contributions and the employer matching contributions. Employer basic contributions are automatically invested in the Tektronix Stock Fund which is a nonparticipant-directed fund. The Pension Fund is used to segregate the investments of the Tektronix Cash Balance Plan. The funds available in the Trust are as follows:
Stable Fund invests in insurance company investment contracts and a money market mutual fund.
Balanced Fund invests in a balanced mix of common stocks and U.S. government and corporate debt obligations.
Stock Index Fund invests in common stocks of large U.S. companies.
Small and Medium Company Stock Fund invests in the stocks of small and medium-sized companies.
International Stock Fund invests in stocks of companies that are located outside the United States.

Tektronix Stock Fund II invests employee contributions and employer matching contributions in the common stock of Tektronix, Inc., the Plan Sponsor.
Tektronix Stock Fund invests employer basic contributions in the common stock of Tektronix, Inc., the Plan sponsor.
Loan Fund accounts for participant loan balances.
Pension Fund invests in a diversified portfolio of assets.

The Trust values marketable securities at the closing, quoted market price on the valuation date. Commercial paper, temporary cash investments, and participant loans are valued at cost, which approximates fair value. The fair value of real estate investments have been estimated on the basis of future income expected from such investments discounted at interest rates commensurate with the risks involved or at appraised value. Insurance contracts are valued at contract value which approximates fair value (see Note 7). The fair value of limited partnership investments, for which no public market exists, is based upon the estimates made by the general partners of those partnerships. The general partners consider the financial condition and operating results of each limited partnership and such other factors deemed appropriate. Limited partnerships that invest in publicly-traded securities are valued at quoted market prices, less a discount applicable to the general partner's share of the unrealized gain or loss on the investment. The fair value of investments in common and collective trusts is based on the fair values of the underlying investments, which are based on quoted market prices. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
At December 31, 2000 and 1999, the Plan's interest in the net assets of the Trust was approximately 60% and 64%, respectively.

The net assets of the Trust at December 31, 2000 and 1999 are summarized as follows (in thousands):

	2000	1999
Accrued income receivable	$3,661	$3,368
Noninterest-bearing cash	6,119	1,111
Interest-bearing cash	7,140	5,019
U.S. government securities	259,085	74,884
Corporate debt - preferred	82,577	52,907
Corporate debt - other	66,738	61,546
Preferred stock	2,441	4,277
Common stock - Tektronix, Inc.	128,619	103,671
Common stock - other	448,749	551,818
Partnerships and joint ventures	54,122	63,514
Real estate - income-producing	2	12
Real estate - non-income-producing	1,834	1,834
Participant loans	8,044	12,461
Common and collective trusts	178,089	321,103
Registered investments	90,195	121,771
Insurance contracts	170,384	178,365
Pending sales	119,055	83,367
Pending purchases	(325,634)	(77,514)

Total	$1,301,220	$1,563,514

The components of the Trust's total investment return for the years ended December 31, 2000 and 1999 are as follows (in thousands):

	2000	1999
Net appreciation (depreciation) in fair value of investments	$(13,717)	$268,560
Interest	26,376	27,405
Dividends	6,089	8,244

Total investment income	$18,748	$304,209

The following table presents the net appreciation (depreciation) in fair value of the Trust's investments, by investment type (in thousands):

	2000	1999
U.S. government securities	$10,322	$2,802
Corporate debt - preferred	1,774	(1,160)
Corporate debt - other	1,707	(16,965)
Preferred stock	(372)	1,298
Common stock	(2,793)	193,204
Partnerships and joint ventures	(16,257)	8,686
Real estate - income-producing	2	(40)
Common and collective trusts	(17,657)	36,614
Registered investments	8,680	43,761
Insurance contracts	877	360

Net appreciation (depreciation) in fair value of investments	$(13,717)	$268,560

4.	CONCENTRATION OF RISK

The Trust's assets consist primarily of financial instruments including cash, government and agency securities, corporate debt, preferred stock, common stock, partnerships and joint ventures, real estate, loans, common and collective trusts, registered investments, and insurance contracts. The financial instruments may subject the Plan to concentrations of risk as, from time to time, balances in cash exceed amounts insured by the Federal Deposit Insurance Corporation, market values of debt securities are dependent on the ability of the issuer to honor its contractual commitments, and investments in common stock are subject to changes in market values of the stock.
5.	BENEFIT PRIORITIES UPON TERMINATION
Tektronix, Inc. intends the Plan to be permanent but, if the Plan were terminated, Plan assets would be allocated among participants in proportion to their account balances.
6.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to nonparticipant-directed investments held in the Tektronix Stock Fund (see Note 3) are as follows for the years ended December 31, 2000 and 1999 (in thousands):
	Year Ended December 31,
	2000	1999
Net assets available for benefits:
Investment in Tektronix Master Retirement Trust	$105,440	$95,103
Employer contributions receivable	137	892

Total	$105,577	$95,995

	Year Ended December 31,
	2000	1999
Changes in net assets available for benefits:
Net investment income from Tektronix Master Retirement Trust	$49,243	$23,405
Employer contributions	2,404	6,592
Benefit payments	(16,706)	(8,794)
Transfer of assets out of the Plan	(20,800)	(4,404)
Interfund transfers	(4,559)	1,652

	$9,582	$18,451

7.	CONTRACTS WITH INSURANCE COMPANIES

The Trust has entered into various guaranteed investment contracts with insurance companies. These contracts are included in the financial statements at contract value (which represents contributions made under the contracts, plus earnings, less withdrawals and related expenses) because the contracts are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Plan management has asserted that contract value approximates fair value for these contracts. There are no reserves against the contract values for credit risk of the issuers or otherwise. The average yields and crediting interest rates ranged from approximately 5.64% to 7.13% and 5.64% to 8.23% for the years ended December 31, 2000 and 1999, respectively. The crediting interest rates are based on formulas agreed upon with each issuer.
8.	TRANSFER OF ASSETS

On September 24, 1999, the Video and Networking Division ("VND") of Tektronix, Inc. was sold to a third party. On January 1, 2000, the Color Printing and Imaging Division ("CPID") of Tektronix, Inc. was sold to a third party. As a result of these two transactions, the Plan assets associated with the former VND and CPID employees were transferred via a trust-to-trust transfer from the Plan to the trustees of the third party purchasers' plans. The VND transfer was recorded in the Plan's 1999 financial statements in the amount of $48,619,000. The CPID transfer was recorded in the Plan's 2000 financial statements in the amount of $126,314,000. For both the CPID and VND transfers, the majority of the Plan assets were transferred during the first week of January 2000, with the remaining assets transferred during the first week of February 2000. In addition, various other transfers out of the Plan occurred during 1999 and 2000. The dollar amount of these transfers was not material to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TEKTRONIX, INC. 401(k) PLAN
Date: June 19, 2001	By:	/s/ MICHAEL LINDER

Michael Linder, Secretary Tektronix 401(k) Plan Administrative Committee

Exhibit Index

Document	Exhibit Number
Independent Auditors' Consent	23

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